October 30, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	eDiets.com, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 19, 2009

Form 10-Q for fiscal quarter ended June 30, 2009

Filed August 13, 2009

File No. 0-30559

Dear Mr. Spirgel:

This letter is being furnished in response to comments of the United States Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated October 16, 2009 (the “Comment Letter”) to Kevin McGrath, Chief Executive Officer and President of eDiets.com, Inc. (the “Company” or “we”), with respect to the above-mentioned Company filings. To facilitate your review of the Company’s responses to the Comment Letter, we have reproduced each of the Commission’s comments below followed by our response.

Form 10-K for the Fiscal year ended December 31, 2008

Item 1A. Risk Factors, page 7

1.	Please consider including a risk factor that discusses that you have no long-term credit facility or other source of long-term funding other than the borrowings from Prides Capital.

In future filings and for as long as it is applicable, we will include a risk factor that discusses that the Company has no long-term credit facility or other sources of long-term funding other than borrowings from Prides Capital.

Mr. Larry Spirgel

Assistant Director

US Securities and Exchange Commission

October 30, 2009

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

2.	We note that on page 14 you report the high and low bid quotations for your common stock as quoted on the Nasdaq Capital Market for certain periods. In future filings, pursuant to Item 201(a)(1)(ii), please revise to report the high and low sales prices for your common stock as it trades on the Nasdaq Capital Market instead of the bid quotations.

In future filings, we will report the high and low sales prices for the Company’s common stock as it trades on the Nasdaq Capital Market instead of high and low bid quotations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Comparison of the Years Ended December 31, 2008 and December 31, 2007, page 16

3.	From the table on page 17, we note that your Digital plans revenue has decreased dramatically. Further, we note that your Form 10-Q for the fiscal quarter ended June 30, 2009 discloses on page 27 a continuing erosion of your Digital plans revenue as compared with quarter ended June 30, 2008. Both Forms 10-K and 10-Q disclose that you are losing digital plan subscribers that you are not replacing with additional subscribers. In future filings, please address whether you believe the drop in subscribers is a known trend, event, or uncertainty that will reasonably result in decreasing your liquidity in a material way. See Item 303(a)(1). Also, please discuss whether you believe the drop in subscribers is causing a material deficiency and indicate your remediation of that deficiency.

In future filings, in connection with the Company’s disclosure pursuant to Item 303(a)(1) of Regulation S-K, we will address whether we believe the drop in digital plan subscribers is a known trend, event, or uncertainty that will reasonably result in decreasing the Company’s liquidity in a material way. Also, we will discuss whether we believe the drop in subscribers is causing a material deficiency, and will indicate the course of action that we have taken or propose to take to remedy the deficiency.

Liquidity and Capital Resources, page 21

4.

In future filings, please discuss whether your lack of a long-term credit facility or other source of long-term funding coupled with minimal cash from operations in the face of your debt obligations comprises a material deficiency and, if so, how you are proposing to remedy this deficiency. See Item 303(a)(1). In this discussion, as you mention on the bottom of page 8, please address whether the restriction under your three Senior Secured Notes that prevents you from entering into other indebtedness in excess of $250,000 may create a material deficiency or limitation.

Mr. Larry Spirgel

Assistant Director

US Securities and Exchange Commission

October 30, 2009

In future filings, in connection with the Company’s disclosure pursuant to Item 303(a)(1) of Regulation S-K, we will discuss whether we believe the lack of a long-term credit facility or other source of long-term funding, coupled with minimal cash from operations in the face of the Company’s debt obligations, comprises a material deficiency and, if so, the course of action that we have taken or propose to take to remedy the deficiency.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 22

5.	We note, in the third paragraph on page 15, that you used benchmarking data from a select group of South Florida companies. Please disclose, in future filings, the companies that comprise this group.

In future filings, when our Compensation Committee uses benchmarking data from a group of South Florida companies, we will disclose the companies that comprise this group.

Long-Term Incentives, page 16

6.	On page 16, we note that you have granted equity awards under your equity plans which are disclosed on the Grants of Plan-Based Awards Table. In future filings, please discuss in more detail the factors or criteria, either objective or subjective, that you used to determine the size of equity awards given to your executive officers. For instance, disclose factors or criteria, such as whether the Compensation Committee considered competitive market information, when deciding to award Mr. McGrath 450,000 options.

In future filings, we will discuss in more detail the factors or criteria, either objective or subjective, used to determine the size of equity awards given to the Company’s executive officers.

Chief Executive Officer Compensation, page 17

7.	In footnotes 2 and 7 to the table on page 17, you state that Messrs. Rattner and McGrath will receive restricted shares upon meeting certain performance goals. In future filings, please disclose all of the performance goals, whether individual or company-wide or whether objective or subjective, that apply to those restricted stock awards.

Mr. Larry Spirgel

Assistant Director

US Securities and Exchange Commission

October 30, 2009

We advise the Commission that no performance goals have been established by our Board or our Compensation Committee with respect to the restricted shares granted to Messrs. Rattner and McGrath. Consequently, the restricted shares referenced in the table on page 17 have not become eligible to vest. In future filings, we will disclose all of the performance goals, whether individual or company-wide or whether objective or subjective, that apply to these restricted stock awards. In addition, our future filings will disclose in greater detail when performance goals relating to restricted stock grants have not been set by the Board or the Compensation Committee.

Outstanding Equity Awards at Fiscal Year End Table, page 29

8.	Pursuant to Instruction 2 to Item 402(p)(2), in future filings, please disclose the vesting dates for your equity awards that are listed under the Outstanding Equity Awards at Fiscal Year End Table on page 29.

In future filings, we will disclose the vesting dates for all equity awards listed under the Outstanding Equity Awards at Fiscal Year End Table.

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Commission’s efforts in assisting our compliance efforts with applicable disclosure requirements. Please contact me at 954-703-6347 or Tom Hoyer, Chief Financial Officer, at 954-703-6374 if you have any questions.

Sincerely,

/s/ Kevin McGrath
Kevin McGrath
Chief Executive Officer